Exhibit 99.1

Nevada Geothermal Power Inc.

Announces Early Completion Date October 2009 for Blue Mountain ‘Faulkner 1’ 49.5 MW Geothermal Power Plant

VANCOUVER, B.C. (June 1, 2009) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that the Blue Mountain ‘Faulkner 1’ 49.5 MW geothermal project under an Engineering Procurement Construction contract with Ormat Nevada Inc., a subsidiary of Ormat Technologies Inc., (NYSE:ORA) is ahead of schedule.  Ormat expects to be ready to start power plant commissioning during August 2009.

NGP will have the necessary elements (transmission line and well field) in place to start production testing in August and plans to be fully operational by early October 2009.  NGP’s Blue Mountain ‘Faulkner  1’ geothermal power plant will be producing electricity onto the grid and generating revenue up to three months ahead of schedule.

“We are extremely pleased with the pace and quality of the plant construction work being done by Ormat.  Timely completion will allow NGP to benefit from early revenue generation and substantial interest cost savings.  Most importantly, commercial operations will launch NGP into becoming a profitable geothermal energy company focused on growth,”  stated Brian Fairbank, President & CEO, Nevada Geothermal Power Inc.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States.  NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, and Black Warrior (all of which are ideally situated in Nevada), and Crump Geyser in Oregon. These properties, which are at different levels of exploration and development, are estimated to have the potential for the generation of over 200 MW.

NGP’s phase 1 development at Blue Mountain; ‘Faulkner 1’ 49.5 MW gross power project is On the Road to Revenue and is expected to be Turning on the Power in October of 2009.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries: Shelley Kirk Nevada Geothermal Power Inc. Telephone: 604-638-8784 Toll Free: 866-688-0808 X118 Email: sfkirk@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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